DXI Reports Q2 2018 Results

VANCOUVER, BRITISH COLUMBIA, August 9, 2018 - DXI Energy Inc. (TSX: DXI.TO) (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and six month periods ended June 30, 2018.

Q2 2018 Key Financial and Operating Highlights are:

1.	Reduced G&A expenses by 16% to $335,000 from $398,000 for the comparative period ended June 30, 2017;

2.	Reduced financing expenses by 24% to $226,000 from $298,000 for the comparative period ended June 30, 2017; and

3.

Completed the integration of the new technical data secured from the b-B100E discovery well with the updated proprietary 3D model of the Company’s acreage. This information will help identify and best define the optimal future oil and gas targets at Woodrush.

CORPORATE SUMMARY – THREE AND SIX MONTHS ENDED JUNE 30, 2018

OPERATIONS	Three months ended June 30,			Six months ended June 30,
	2018	2017	Change	2018	2017	Change
Production
Oil and natural gas liquids (bbls/d)	56	77	-27%	62	84	-26%
Natural gas (mcf/d)	876	1,237	-29%	923	1,401	-34%
Combined (BOE/d)	203	283	-28%	216	318	-32%

Realized sales prices
Oil and natural gas liquids ($/bbl)	64.65	62.10	4%	62.59	60.06	4%
Natural gas ($/mcf)	1.74	3.29	-47%	2.23	3.23	-31%

Operating expenses
Oil operations ($/bbl)	41.43	25.41	63%	38.19	22.00	74%
Natural gas operations ($/mcf)	3.32	2.56	30%	3.61	2.94	23%

Operating netback
Oil operations ($/bbl) (1)	15.89	29.25	-46%	16.69	29.73	-44%
Natural gas operations ($/BOE) (2)	-10.17	2.56	-497%	-9.23	0.30	-3,142%

General and administrative expenses ($/BOE)	18.17	15.45	18%	18.37	14.02	31%

Notes:
(1) Decrease was due to a reduction in oil production. This was partially offset by a slight rise in oil prices.
(2) Decrease was due to the decline in natural gas production combined with the decrease in realized natural gas prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended June 30,			Six months ended June 30,
	2018	2017	Change	2018	2017	Change

Revenue	472	806	-41%	1,074	1,735	-38%
Royalties	48	86	-44%	114	188	-39%

Cash flow(1)	-491	-278	77%	-1,029	-624	65%
Cash flow per share (basic)	-0.00	-0.01	-100%	-0.01	-0.01	0%
Cash flow per share (diluted)	-0.00	-0.01	-100%	-0.01	-0.01	0%

Net loss	1,086	1,621	-33%	2,268	3,171	-28%
Basic loss ($/common share)	0.01	0.04	-71%	0.02	0.07	-69%
Diluted loss ($/common share)	0.01	0.04	-71%	0.02	0.07	-69%

Capital expenditures, net of dispositions	183	132	39%	694	163	326%

Weighted average common shares outstanding (thousands)
Basic	103,606	45,842	126%	103,606	45,328	129%
Diluted	103,606	45,842	126%	103,606	45,328	129%

Debt, net of working capital				10,174	9,968	2%

Note 1: “Cash flow” is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-IFRS Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-IFRS MEASURE

	Three months ended June 30,		Six months ended June 30,
(CA$ thousands)	2018	2017	2018	2017

Cash flows from (used in) operating activities	(393)	(82)	(405)	(242)
Change in operating working capital	(98)	(196)	(624)	(382)
Cash flow	(491)	(278)	(1,029)	(624)

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (24,407 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com